Exhibit 99.9

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Nigeria: Total Signs a new Production Sharing Contract for
Deep Offshore Concession in Nigeria

Paris, November 20, 2003 — Total announces that company’s Nigerian operating subsidiary, Elf Petroleum Nigeria Ltd (EPNL), has signed a Production Sharing Contract with the Nigerian National Petroleum Corporation (NNPC) for the Oil Prospecting License (OPL) 221 located in southeast Nigeria.

The deep offshore concession lies in water depths of between 200 and 1,000 meters. OPL 221 is in a high potential area just west of the OPL 222 where EPNL, as operator, has made significant commercial discoveries in the Ukot (1998) and Usan (2002) fields. Both fields are currently being considered for development.

While NNPC is the concession holder, EPNL is operator of the permit with a 100% stake. Exploration activities are planned to start immediately with the implementation of a seismic survey programme.

Nigeria is the Africa’s largest oil producer and will continue to be so as deepwater discoveries come on stream. The signing of this contract is an additional step that confirms Total’s determined growth strategy in Nigeria, and demonstrates its commitment to and confidence in the country’s oil and gas industry’s development potential.

*****

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com